CORRESPONDENCE

July 22, 2020

Joseph Cascarano Robert S. Littlepage Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Saga Communications, Inc.

Form 10-K for Fiscal Year ended December 31, 2019

Filed March 13, 2020

File No. 001-11588

Dear Mr. Cascarano and Mr. Littlepage:

On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated July 8, 2020. Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings.

For your convenience, Saga’s response tracks the item identified in your letter and is set forth in italics.

Form 10-K for Fiscal Year Ended December 31, 2019

Note 1. Summary of Significant Accounting Policies

Nature of Business, page 54

1.	We note in your disclosure that after the sale of your television stations, you now have one reportable segment. We further note on page 33 that your top five radio markets provide 43% of total revenues and 45% of total operating income. Please identify your operating segments and tell us how they were determined. Refer to the guidance in ASC 280-10-50-1 through 9. Please also provide the disclosures required by ASC 280-10-50-21. This should include a discussion of your internal structure, how you are organized and whether operating segments have been aggregated.

Joseph Cascarano

Robert S. Littlepage

July 22, 2020

We use the management approach method to determine what information to report under ASC 280 as stated in ASC 280-10-05-3. We serve twenty-seven radio markets (reporting units) that aggregate into one operating segment (Radio), which also qualifies as one reportable segment. We operate under one reportable business segment for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance.

Operating segments are organized internally by type of products and services provided. In determining our operating segment in accordance with ASC 280-10-50-1 and our reportable segment in accordance with ASC 280-10-50-10, factors we considered included, but were not limited to: (1) the favorable impact of the significant synergies generated through our centralized operating systems, procedures and operating activities; (2) the similar economic characteristics of our markets such as the nature of our products (radio advertising and our programming formats) and production process (production of commercials for advertising, provision of standard music libraries for standard formats, utilized across the radio markets) and (3) the operating results regularly reviewed by the Chief Operating Decision Maker (“CODM”).

The CODM regularly reviews and evaluates the results of the radio operating segment and makes operating and capital investment decisions based at the Company level. Furthermore, technological enhancements and system integration decisions are reached at the Company level and applied to all markets rather than to specific or individual markets to ensure that each market has the same tools and opportunities as every other market. Managers at the market level do not report to the CODM and instead report to other senior management, who are responsible for the operational oversight of radio markets and for communication of results to the CODM.

Below is the disclosure required by ASC 280-10-50-21. Saga intends, in future filings, to provide this disclosure surrounding our operating segment, which includes a discussion of our internal structure, how we are organized, and how our radio markets are aggregated into one operating segment and one reportable segment. We will make the required disclosure in our Summary of Significant Accounting Policies Footnote (Footnote 1) under a Segments subtitle beginning with our Form 10-Q to be filed for the period ending June 30, 2020:

1.	Summary of Significant Accounting Policies

Segments

Joseph Cascarano

Robert S. Littlepage

July 22, 2020

We serve twenty-seven radio markets (reporting units) that aggregate into one operating segment (Radio), which also qualifies as a reportable segment. We operate under one reportable business segment for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance. The Chief Operating Decision Maker (“CODM”) evaluates the results of the radio operating segment and makes operating and capital investment decisions based at the Company level. Furthermore, technological enhancements and system integration decisions are reached at the Company level and applied to all markets rather than to specific or individual markets to ensure that each market has the same tools and opportunities as every other market. Managers at the market level do not report to the CODM and instead report to other senior management, who are responsible for the operational oversight of radio markets and for communication of results to the CODM. We continually review our operating segment classification to align with operational changes in our business and may make changes as necessary.

As stated in your letter, Saga acknowledges that:

•	after reviewing our response to your comments, you may have additional comments; and

•	Saga and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Samuel D. Bush

Samuel D. Bush

Senior Vice President, Treasurer and

Chief Financial Officer

cc:	Edward K. Christian, President and Chief Executive Officer
Timothy J. Clarke, Finance and Audit Committee Chairman